UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

PFENEX INC.

(Name of Subject Company)

PFENEX INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717071104

(CUSIP Number of Class of Securities)

Evert B. Schimmelpennink

Chief Executive Officer

Pfenex Inc.

10790 Roselle Street

San Diego, CA 92121

(858) 352-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Dan Koeppen

Zachary Myers

Wilson Sonsini Goodrich & Rosati, Professional Corporation

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

Ethan Lutske

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☒ Check	the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 10, 2020, Pfenex Inc., a Delaware corporation (“Pfenex” or the “Company”), issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”) with Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Parent”) and Pelican Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Acquisition Sub has agreed to commence a cash tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) for a purchase price of (i) $12.00 per share, in cash, without interest (the “Cash Portion”) and (ii) the contractual right (a “CVR”), pursuant to the Contingent Value Rights Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive a contingent payment upon the achievement of a certain milestone as set forth in the CVR Agreement, without interest (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), subject to any required tax withholding and upon the other terms and subject to the conditions of the Merger Agreement. If successful, the Offer will be followed by a merger of Parent with and into the Company (the “Merger”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer and Merger:

i.	Form of Email to Partners, first used on August 10, 2019 (Exhibit 99.1)

ii.	Email to Employees, first used on August 10, 2020 (Exhibit 99.2)

iii.	Press Release, first used on August 10, 2020 (Exhibit 99.3)

iv.	Employee FAQs, first used on August 10, 2020 (Exhibit 99.4)

v.	Employee Townhall slides, first used on August 10, 2020 (Exhibit 99.5)

vi.	Email regarding ESPP Plan to Employees, first used August 10, 2020 (Exhibit 99.6)

The information set forth under Items 1.01, 8.01 and 9.01 of Pfenex’s Current Report on Form 8-K filed by the Company on August 10, 2020 (including all exhibits attached thereto) is incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Pfenex Inc. (“Pfenex”) by Ligand Pharmaceuticals Incorporated (“Parent”), Pelican Acquisition Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of Parent will commence a tender offer for all of the outstanding shares of Pfenex. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfenex. It is also not a substitute for the tender offer materials that Parent and Acquisition Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent and Acquisition Sub will file tender offer materials on Schedule TO with the SEC, and Pfenex will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY PFENEX’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Pfenex’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Pfenex’s stockholders by contacting Pfenex at InvestorRelations@pfenex.com or by phone at (858) 352-4400, or by visiting Pfenex’s website (www.pfenex.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Pfenex with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. PFENEX’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT AND ACQUISITION SUB OR PFENEX WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND PFENEX.

Forward-Looking Statements

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Pfenex’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the outcome of legal proceedings that may be instituted against Pfenex and/or others relating to the transaction; the possibility that competing offers will be made, risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; as well as those described in cautionary statements contained elsewhere herein and in Pfenex’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Pfenex’s most recent annual report on Form 10-K, and any subsequent reports on Form 10-Q or form 8-K filed with the SEC, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent and Acquisition Sub, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Pfenex. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Pfenex’s expectations as of the date of this report. The forward-looking statements included in this communication are made only as of the date hereof. Pfenex assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Form of Email to Partners, first used on August 10, 2019

99.2	Email to Employees, first used on August 10, 2020

99.3	Press Release, first used on August 10, 2020

99.4	Employee FAQs, first used on August 10, 2020

99.5	Employee Townhall slides, first used on August 10, 2020

99.6	Email regarding ESPP Plan to Employees, first used August 10, 2020